

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 25, 2007

Ms. M. Susan Hardwick
Vice President, Controller and Assistant Treasurer
Vectren Corporation
One Vectren Square
Evansville, IN 47708

> **Re:** **Vectren Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-15467**

Dear Ms. Hardwick:

We have reviewed your response dated June 8, 2007 to our comment letter dated May 24, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2006</u>

<u>Management's Discussion and Analysis of Results of Operations and Financial Condition, page 18</u>

<u>Executive Summary of Consolidated Results of Operations, page 18</u>

1. We have reviewed your response to comment two in our letter dated May 24, 2007. To the extent you continue to present in future filings earnings per share of the Utility and Nonutility Group, and irrespective of how you rename the measure, we believe you should disclose a reconciliation of these amounts to consolidated earnings per share. In this regard, we note that such per share measures do not depict the amount that accrues directly to common shareholders' benefit since the per share earnings of the segments, in total, is greater than consolidated earnings per share. Additionally, in accordance with Question 11 of

       our "Frequently Asked Questions Regarding the Use of Non-GAAP Measures,"
available on our website at www.sec.gov, you should disclose how the measures
are used by management and in what way they provide meaningful information to
investors. Furthermore, we continue to believe earnings, excluding synfuel
activities, and Nonutility Group earnings, excluding the effects of a lawsuit,
represent non-GAAP measures subject to the disclosure requirements of Item
10(e) of Regulation S-K. Accordingly, please confirm to us that you will provide
the disclosures previously requested with respect to these and other similar
measures in future filings.

Note 14. Rate & Regulatory Matters, page 78

MISO, page 80

2.   We have reviewed your response to comment six in our letter dated May 24,
2007. Please tell us and disclose how you classify net *purchases* of power from
the MISO in your statements of operations and on what basis you net purchases
and sales (for example, on a net hourly basis).

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 9. Common Stock Offering, page 11

3.   We have reviewed your response to comment eight in our letter dated May 24,
2007. Based on your analysis, we assume you concluded that your equity forward
sale agreement qualifies for the scope exception in paragraph 11.a of SFAS 133.
Given that the settlement amount of the equity forward sale agreement is based, in
part, on a floating interest factor equal to the federal funds rate less a fixed spread,
please explain to us in detail how you concluded this instrument is indexed *solely*
to your own stock, as contemplated in paragraph 11.a.(1) of SFAS 133. In your
response, explain your consideration of the guidance in paragraph 286 of SFAS
133, which requires derivative treatment for contracts that provide for settlement
in shares of an entity's stock but that are indexed in part to something other than
the entity's stock.

Notwithstanding the preceding, explain to us how you determined the inception
date fair value of this instrument was zero. Address whether you used a valuation
model and if so, the assumptions involved.

* * * *

     As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.

Ms. M. Susan Hardwick
Vectren Corporation
June 25, 2007
Page 3 of 3

Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence Robyn Manuel at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief